Exhibit 4.1

Free translation from Dutch For information purposes only

GALAPAGOS

Limited Liability Company

With office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Judicial district of Mechelen (Belgium)

Registered with the Register of Legal Entities under number 0466.460.429

www.glpg.com

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Coordination of the Articles of Association

per 20 September 2021

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Incorporated pursuant to a deed enacted by notary public Aloïs Van den Bossche, in Vorselaar, on 30 June 1999, published in the annexes to the Belgian State Gazette under number 990717-412.

[This paragraph is an abbreviation from the Dutch version] The articles of association were modified at several occasions, and most recently pursuant to a deed enacted by notary public Matthieu Derynck, in Brussels, on 20 September 2021, filed for publication in the annexes to the Belgian State Gazette.

This document is an English translation of a document prepared in Dutch. It is made for purposes of convenience. In preparing this translation, an attempt has been made to translate as literally as possible without jeopardizing the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Belgian legal concepts are expressed in English terms and not in their original Dutch terms. The concepts concerned may not be identical to concepts described by the terms as such terms may be understood under the laws of other jurisdictions. The history of modification of the articles of association, as set forth on this first page, is an abbreviation from the Dutch text and indicates only the latest modification.

Galapagos NV | Articles of Association	Page 1 of 16

Free translation from Dutch For information purposes only

Title I – Name –Office – Object – Duration

1	Form and Name

The company has the form of a limited liability company (“naamloze vennootschap”/”société anonyme”) and has the capacity of a listed company within the meaning of the Code of Companies and Associations.

The company bears the name “GALAPAGOS”. This name should always be preceded or followed by the words “naamloze vennootschap” or the abbreviation “NV”, or in French “société anonyme” or the abbreviation “SA”, in all deeds, invoices, announcements, publications, letters, orders and other documents issued by the company.

2	Office

The company’s office shall be located in the Flemish Region. The supervisory board can relocate the office to any other place in the Flemish Region and the Brussels Region without a modification of the articles of association or a decision of the shareholders’ meeting of the company being required. It caters for the publication of each change of the office of the company in the Annexes to the Belgian State Gazette.

The management board is also empowered to incorporate branch offices, corporate seats and subsidiaries in Belgium and abroad.

3	Object

The company’s object consists of:

(a)	the research and development of health products for human beings and animals, pharmaceutical products and other products relating thereto;

(b)

for its own account or for the account of third parties, the performance of research in the field of or in connection with pharmaceutical, medical, biological and industrial technology, genetics and human and animal life in general;

(c)

the exploitation of biological, chemical or other products, processes and technologies in the life sciences sector in general, and more specifically in the pharmaceutical, medical, diagnostic, and chemical sector, including activities relating to the production, marketing and commercial exploitation of such products, processes and technologies;

(d)	the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses;

(e)

holding direct or indirect shareholdings in other companies having an object directly or indirectly related to research, development, industrial or commercial activities, focused mainly but not necessarily exclusively on the pharmaceutical industry.

For such object the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial object, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having an object similar to the object of the company. The company may merge with other companies or associations.

The company may incorporate subsidiaries both under Belgian as under foreign law.

The company may acquire or establish any property that is necessary or useful for its operations or its corporate object.

Galapagos NV | Articles of Association	Page 2 of 16

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4	Duration

The company is incorporated for an unlimited duration.

Except for dissolution by court, the company can only be dissolved by the extraordinary shareholders’ meeting in accordance with the provisions of the Code of Companies and Associations concerning the winding-up of companies.

Title II – Capital

5	Subscribed Capital

The subscribed capital amounts to EUR 354,459,739.11. It is represented by 65,530,121 shares without nominal value.

Each share represents an equal part of the capital of the company.

6	Amendment of the Subscribed Capital

The shareholders’ meeting, deliberating in accordance with the provisions applicable to a modification of the articles of association, may increase or reduce the capital. The issuance price and the conditions of the issue of new shares are determined by the shareholders’ meeting upon a proposal by the supervisory board.

The shares that are subscribed in cash, are to be offered first to the shareholders, in proportion to the part of the capital that is represented by their shares during a period of fifteen days as of the day the subscription is opened.

The shareholders’ meeting determines the subscription price and the manner in which the preferential subscription right may be exercised.

The shareholders’ meeting or, as the case may be, the supervisory board in the framework of the authorized capital, may decide to increase the capital for the benefit of the employees, subject to the provisions of the Code of Companies and Associations.

Subject to the relevant provisions set forth by law, the preferential subscription right may, in the interest of the company, be restricted or cancelled by the shareholders’ meeting in accordance with the provisions of the Code of Companies and Associations.

In the event of a reduction of the capital, the shareholders who find themselves in equal circumstances are to be treated equally, and the applicable provisions set forth by law are to be respected.

7	Call for Paying Up

The management board decides at its discretion on the calling for paying up on shares. The commitment to pay up on a share is unconditional and indivisible.

In the event that shares that are not fully paid up belong in joint ownership to several persons, each of them is liable for the paying up of the full amount of the payments that are due and called for.

In case a shareholder has not made the paying up on his shares that is called for within the period of time set by the management board, the exercise of the voting rights attached to such shares are suspended by operation of law as long as such paying up is not made. Furthermore, the shareholder shall, by operation of law, bear an interest equal to the legal interest increased by two percent as of the due date on the amount of funds called for and not paid up.

In the event the shareholder does not act upon a notice sent by the management board by registered letter upon expiry of the period of time set by the management board, the latter may have the relevant shares sold in the most appropriate manner, without prejudice to the right of the company to claim from the shareholder the funds not paid up as well as compensation for damages.

Galapagos NV | Articles of Association	Page 3 of 16

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The proceeds of such sale, up to an amount equal to the sum of the called up funds, the interests and the incurred costs, will belong to the company. The exceeding proceeds, if any, will be delivered to the defaulting shareholder, provided that he is not a debtor of the company for any other reason. If the proceeds of the sale are not sufficient to cover the obligations of the defaulting shareholder, the latter will owe the company for the difference.

The shareholder may not pay up his shares without the prior approval of the management board.

8	Notification of Important Interests

For the application of the articles 6 through 17 of the Law of 2 May 2007 relating to the disclosure of important interests, the applicable quota are established at five percent and multiples of five percent.

9	Nature of the Shares

The shares are registered shares until they are fully paid up. The fully paid up shares are registered shares or dematerialized shares, according to the preference of the shareholder. The company may issue dematerialized shares, either by a capital increase or by the conversion of existing registered shares into dematerialized shares. Each shareholder may at all times ask the conversion of his shares, by written request and at his own cost, into registered shares or into dematerialized shares.

10	Exercise of Rights Attached to the Shares

Vis-à-vis the company, the shares are indivisible. If a share belongs to different persons or if the rights attached to a share are divided over different persons, or if different persons hold the rights in rem to the shares, the company may suspend the exercise of the rights attached thereto until one single person has been designated as shareholder vis-à-vis the company and notification thereof has been given to the company. All convocations, notifications and other announcements by the company to the different persons entitled to one share are made validly and exclusively to the designated common representative.

11	Acquisition and Disposal of Own Shares by the Company

The company may resolve to acquire the company’s own shares or to dispose thereof in accordance with the provisions of the Code of Companies and Associations.

12	Bonds and Subscription Rights

The supervisory board is entitled to issue bonds at the conditions it deems appropriate, whether or not such bonds are guaranteed by a mortgage or otherwise.

The shareholders’ meeting may resolve to issue convertible bonds or subscription rights in accordance with the provisions of the Code of Companies and Associations.

Title III – Administration and supervision

13	Two-tier board structure

The company is managed by a supervisory board of minimum five and maximum nine members, who need not be a shareholder, and a management board of at least three members. One cannot be a member of both boards. At least three of the appointed members of the supervisory board shall meet the criteria stated in the applicable law with respect to independent directors.

Each board forms a college in accordance with the applicable rules on deliberating meetings.

Galapagos NV | Articles of Association	Page 4 of 16

Free translation from Dutch For information purposes only

The members of the supervisory board are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the supervisory board whose mandate has come to an end may be reappointed. The members of the management board are appointed and dismissed by the supervisory board.

If a membership is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the respective board of the company.

14	Supervisory board

14.1	Powers of the supervisory board

The supervisory board is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the applicable law. The supervisory board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations.

It supervises the management board and decides, after the adoption of the annual accounts, by separate vote on the discharge to be granted to the members of the management board.

Within the limits of its authority, the supervisory board may confer special powers on agents of its choice.

14.2	Casual Vacancy

In the event of a casual vacancy in the supervisory board, the remaining members of the supervisory board have the right to temporarily fill such vacancy until the shareholders’ meeting appoints a new member of the supervisory board. To this end, the appointment shall be put on the agenda of the first following shareholders’ meeting. Each member of the supervisory board appointed this way by the shareholders’ meeting shall complete the mandate of the member of the supervisory board he replaces, unless the shareholders’ meeting decides otherwise.

14.3	Chair

The supervisory board elects a chairman from among its members and may also elect one or more vice- chairmen.

14.4	Meetings of the supervisory board

The supervisory board is convened by its chairman, or, in case of impediment of the latter, by a vice- chairman, or by two members of the supervisory board, each time the interests of the company so require.

The notices of the meetings of the supervisory board are, except in the event of emergency (which is to be motivated in the minutes), provided by telecopy, by electronic mail or by phone at least four calendar days prior to the meeting. The meeting is held at the place mentioned in the convening notice.

If the chairman is unable to attend, the supervisory board is chaired by the vice-chairman, or, in the absence of the latter, by the oldest member present.

The validity of the convening notice cannot be challenged if all members of the supervisory board are present or validly represented.

14.5	Deliberation

The supervisory board may validly deliberate only if at least half of its members are present or represented. If this quorum is not satisfied, a new meeting may be convened with the same agenda, which will be able to validly deliberate and resolve provided that at least two members are present or represented. Members of the supervisory board who, in accordance with applicable law, may not participate in the deliberation and the vote are not included to determine whether the quorum has been reached.

Galapagos NV | Articles of Association	Page 5 of 16

Free translation from Dutch For information purposes only

Supervisory board members can be present at the meeting by electronic communication means, such as, among others, phone- or videoconference, provided that all participants to the meeting can communicate directly with all other participants. In such case, the meeting is deemed to take place at the office of the company, unless agreed upon differently by the supervisory board. The same applies to meetings of the supervisory board to be held in the presence of a notary public, it being understood, however, that in such case at least one member of the supervisory board or the meeting’s secretary shall physically attend the meeting in the presence of the notary public and that the meeting is deemed to take place at the notary public’s office, unless agreed upon differently by the supervisory board. The minutes of the meeting shall mention the manner in which the members of the supervisory board were present.

With respect to items that were not mentioned in the agenda, the supervisory board can deliberate validly only with the consent of the entire supervisory board and insofar all members are present in persona. Such consent is deemed to be given if no objection is made according to the minutes.

Each member of the supervisory board can give a power of attorney to another member to represent him at a meeting of the supervisory board and to vote in his place, by normal letter, by e-mail or by any other means of communication replicating a printed document.

The resolutions of the supervisory board are taken by simple majority of the votes cast. Blank and invalid votes are not included in the votes cast, neither in the numerator nor in the denominator. In case of a tie, the chairman has the casting vote.

Supervisory board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed.

The members of the supervisory board need to respect the provisions and formalities on conflicts of interest as well as on related party transactions set forth in applicable law.

14.6	Minutes

The deliberations of the supervisory board are enacted in minutes that are signed by the chairman and by the members of the supervisory board who wish to do so. The powers of attorney are attached to the minutes. If a member expressly refuses to sign the minutes, this shall be reflected in the minutes with the motivation of such refusal.

The copies or extracts, to be submitted in legal proceedings or otherwise, shall be signed by the chairman of the supervisory board or by two members of the supervisory board.

14.7	Remuneration of the members of the supervisory board

The shareholders’ meeting may grant remuneration to the members of the supervisory board. The supervisory board is empowered to distribute amongst its members the global remuneration granted by the shareholders’ meeting.

15	Management board

15.1	Powers of the management board

The management board has the power to carry out all acts necessary or useful to the realisation of the company’s object with the exception of those reserved to the supervisory board in accordance with article 14.1 of these articles of association and of those reserved to the shareholders’ meeting by applicable law.

Within the limits of its authority, the management board may confer special powers on agents of its choice.

15.2	Chair

The supervisory board shall appoint the chairman of the management board. The management board may also elect one or more vice-chairmen.

Galapagos NV | Articles of Association	Page 6 of 16

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15.3	Meetings and minutes of the management board

The management board is convened by its chairman, or, in case of impediment of the latter, by a vice- chairman, or by two members of the management board, each time the interests of the company so require.

The deliberations of the management board are recorded in minutes, signed by the members who took part in the deliberation.

The copies and extracts of the minutes of the meetings of the management board are certified and signed by one or more members with representation powers.

Management board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed.

The management board may make any further arrangements for its effective functioning.

15.4	Remuneration of the members of the management board

The supervisory board determines the remuneration of the members of the management board.

16	Delegation of day-to-day management

The management board is authorized to delegate the day-to-management of the company as described in the Code of Companies and Associations and the representation powers pertaining to such management to one or more persons. The management board appoints and revokes the person(s) entrusted with such management and determines the remuneration linked to this mandate.

If several persons are appointed, they form a board and the management board determines the operating procedures of the persons entrusted with the day-to-day management of the company.

Limitations of the representation powers of the persons entrusted with the day-to-day management, other than those relating to the joint signatory authority, are not enforceable vis-à-vis third parties, even if they are published.

Within the limits of the powers delegated to them, the persons entrusted with the day-to-day management may grant specific and determined powers to one or more persons of their choice.

17	Representation

17.1	Supervisory board

The supervisory board represents the company vis-à-vis third parties in all matters for which it has exclusive competence in accordance with the applicable law. With regard to the powers of the supervisory board, the company is also represented by two members of the supervisory board acting jointly, provided that these members cannot be members who factually represent shareholders holding more than 20 percent of the company’s capital.

17.2	Management board

The management board represents the company vis-à-vis third parties in all matters, with the exception of those matters for which, in accordance with the applicable law, the supervisory board has exclusive competence. With regard to the powers of the management board, the company is also represented by one member of the management board acting alone.

17.3	Delegated authorities

Within the limits of the day-to-day management, the company is furthermore validly represented in dealings with third parties and in legal proceedings by the person(s) entrusted with the day-to-day management of the company acting jointly or individually in accordance with the delegation by the management board.

Galapagos NV | Articles of Association	Page 7 of 16

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Moreover, the company is validly bound by special attorneys-in-fact within the limits of the powers granted to them.

When the company is appointed as director, member of the supervisory board, member of the management board or liquidator of another company, it will appoint a physical person as its permanent representative who is entrusted with the execution of the mandate for and on behalf of the company.

18	Committees within the supervisory board

The supervisory board establishes an audit committee and a remuneration and nomination committee.

The supervisory board may create amongst its members, and under its responsibility, one or more advisory committees, of which it determines the composition and the missions.

19	Control

To the extent required by law, the control of the financial situation, of the annual accounts and of the regularity from point of view of the Code of Companies and Associations and the articles of association of the activities to be reflected in the annual accounts, are assigned to one or more statutory auditors (“commissarissen”) who are appointed by the shareholders’ meeting amongst the Company Auditors entered in the public register of the statutory auditors or among the registered audit firms and who carry the title of statutory auditor (“commissaris”).

The shareholders’ meeting determines the number of statutory auditors and fixes their remuneration.

The statutory auditors are appointed by the shareholders’ meeting, in accordance with the applicable legal provisions, for a renewable period of three years. On penalty of indemnity, they may be dismissed during their mandate by the shareholders’ meeting for legal reasons only, subject to compliance with the procedure described in the Code of Companies and Associations.

The expiring mandate of a statutory auditor ceases immediately after the annual shareholders’ meeting.

In the absence of a statutory auditor whilst such appointment is required by law or when all statutory auditors are in the impossibility to perform their mandates, the supervisory board immediately convenes the shareholders’ meeting to arrange for their appointment or replacement.

The statutory auditors are granted a fixed remuneration by the shareholders’ meeting; this amount is established at the beginning of their mandate. This amount may be changed only by consent of the parties.

20	Task of the Statutory Auditor

The statutory auditors have, jointly or severally, an unlimited right of supervision over all activities of the company. They may review all books, correspondence, minutes and in general all documents of the company at the premises of the company.

Each semester, the supervisory board provides them with a status report summarizing the assets and liabilities of the company.

The statutory auditors may arrange to be assisted in the performance of their task, at their costs, by employees or other persons for whom they are responsible.

Title IV – Shareholders’ meetings

21	Composition and Authorities

The regularly composed shareholders’ meeting represents the entirety of the shareholders. The resolutions of the shareholders’ meeting are binding upon all shareholders, even those absent or those who voted against.

Galapagos NV | Articles of Association	Page 8 of 16

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22	Meeting

The annual shareholders’ meeting is held on the last Tuesday of the month of April at 2:00 p.m. CET. If such day is a public holiday in Belgium or in The Netherlands, the shareholders’ meeting will be held on the following day that is a business day in both Belgium and The Netherlands, at 2:00 p.m. CET.

The annual shareholders’ meeting deals with the annual accounts and, after approval thereof, resolves by separate votes on the release from liability of the members of the supervisory board and the statutory auditor.

An extraordinary shareholders’ meeting may be convened each time the interest of the company so requires and is to be convened each time shareholders representing together at least one tenth of the capital so request in accordance with the applicable law.

The shareholders’ meetings take place at the office of the company or at any other place that is mentioned in the convening notice.

23	Notice

The shareholders’ meeting assembles pursuant to a convening notice issued by the supervisory board or by the statutory auditor(s).

The invitations to a shareholders’ meeting are made in accordance with applicable law.

The convening notice for a shareholders’ meeting contains at least the information as required by applicable law.

On the day of publication of the convening notice and uninterruptedly until the day of the shareholders’ meeting, the company makes available to its shareholders the information as required by applicable law. This information remains accessible on the company’s website for a period of five years as from the date of the shareholders’ meeting to which it relates.

The foregoing does not prejudice the possibility of one or more shareholders possessing together at least three percent of the capital to have items to be dealt with put on the agenda of the shareholders’ meeting and table proposals of resolutions with respect to items on the agenda or items to be put on the agenda, subject to compliance with applicable law. This does not apply in case a shareholders’ meeting is called with a new notice because the quorum required for the first convening was not satisfied, and provided that the first notice complied with the provisions of the law, the date of the second meeting is mentioned in the first notice and no new item is put on the agenda. The company must receive such requests ultimately on the 22nd day before the date of the shareholders’ meeting. The items to be dealt with and the proposed resolutions pertaining thereto to be added to the agenda, as the case may be, will be published in accordance with the provisions of the Code of Companies and Associations. If a proxy form has already been submitted to the company before the publication of the completed agenda, the proxy holder will need to comply with the relevant provisions of the Code of Companies and Associations. The items to be dealt with and the proposed resolutions pertaining thereto that have been added to the agenda pursuant to the foregoing, shall only be discussed if all relevant provisions of the Code of Companies and Associations have been complied with.

24	Admission

The right to participate in a shareholders’ meeting and to vote is only granted based on an accounting registration of the shares on the name of the shareholder, on the 14th day before the shareholders’ meeting, at midnight (CET), either by their registration in the register of registered shares of the company, or by their registration on the accounts of a recognized account holder or of a clearing institution, irrespective of the number of shares the shareholder possesses at the day of the shareholders’ meeting.

The day and time referred to in the first paragraph form the record date.

Galapagos NV | Articles of Association	Page 9 of 16

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The shareholder notifies the company, or the person appointed by the company for this purpose, ultimately on the sixth day before the date of the meeting, that he wants to participate in the shareholders’ meeting.

The financial intermediary or the recognized account holder or the clearing institution provides the shareholder with a certificate evidencing the number of dematerialized shares registered in the shareholder’s name on his accounts on the record date, for which the shareholder has indicated his desire to participate in the shareholders’ meeting.

In a register designated by the supervisory board, the name and address or office of each shareholder who has notified the company of its intention to participate in the shareholders’ meeting are noted, as well as the number of shares he possessed on the record date and for which he has indicated to be participating in the shareholders’ meeting, and the description of the documents demonstrating that he was in possession of the shares on said record date.

An attendance list, mentioning the names of the shareholders and the number of shares they represent, must be signed by each of them or by their proxy holders before entering the meeting.

The holders of profit sharing certificates (“winstbewijzen/parts bénéficiaires”), non-voting shares, convertible bonds, subscription rights or other securities issued by the company, as well as the holders of certificates issued with collaboration of the company and representing securities issued by the company (if any such exist), may attend the shareholders’ meeting with advisory vote insofar permitted by law. They may only participate in the vote in the cases determined by law. They are in any event subject to the same formalities as those imposed on the shareholders, with respect to notice of attendance and admission, and the form and submission of proxies.

25	Representation – Remote Voting – Remote Attendance

Each shareholder with voting rights may participate in the meeting in person or may have himself represented by a proxy holder in accordance with the provisions of the Code of Companies and Associations.

A person acting as proxy holder may carry a proxy of more than one shareholder; in such case he may vote differently for one shareholder than for another shareholder.

The appointment of a proxy holder by a shareholder must be in writing or by means of an electronic form and must be signed by the shareholder, as the case may be with an electronic signature within the meaning of the applicable law provisions.

The notification of the proxy to the company must be in writing, as the case may be by electronic means, to the address mentioned in the convening notice. The company must receive the proxy ultimately on the sixth day before the date of the meeting.

The supervisory board may determine the text of the proxies provided that the liberty of the shareholder to vote must be respected and that the modalities do not diminish the shareholder’s rights.

The supervisory board has the possibility to provide in the convening notice that the shareholders can vote remotely, prior to the shareholders’ meeting, by letter or electronically, by means of a form made available by the company.

In case of remote voting by letter, any forms that have not been received by the company ultimately on the sixth day before the date of the meeting shall not be taken into account.

In case of remote voting by electronic means, assuming the convening notice allows this, the modalities permitting the shareholder to vote by such means will be established by the supervisory board, who will ensure that the applied communication means are able to implement the mandatory legal statements, to supervise compliance with the required timing of receipt and to control the capacity and identity of the shareholder. Electronic voting is possible until the day prior to the shareholders’ meeting.

Galapagos NV | Articles of Association	Page 10 of 16

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The shareholder who uses distant voting, either by letter, or, as the case may be, by electronic way, must comply with the requirements for admission as set forth in article 24 of the articles of association.

The supervisory board can offer the shareholders the possibility to participate in the shareholders’ meeting remotely, by means of a communication mechanism made available by the company. With respect to the compliance with the conditions relating to attendance and majority, the shareholders who participate in the shareholders’ meeting by such means, as the case may be, are deemed to be present at the location where the shareholders’ meeting is held. If the supervisory board offers the possibility to participate remotely in the shareholders’ meeting by such means, the board determines the conditions applicable hereto in accordance with the relevant provisions of the Code of Companies and Associations. The supervisory board may extend this possibility (if it is offered) to the holders of profit sharing certificates, non-voting rights, convertible bonds, subscription rights or certificates issued with collaboration of the company, taking into account the rights attached thereto and in accordance with the relevant provisions of the Code of Companies and Associations.

26	Bureau

Every shareholders’ meeting is chaired by the chairman of the supervisory board or, absent any chairman or if the chairman cannot attend, by another member of the supervisory board thereto appointed by his colleagues.

The chairman of the meeting appoints the secretary, who does not necessarily need to be shareholder or member of the supervisory board.

If the number of shareholders so allows the shareholders’ meeting elects two vote counters. The other members of the supervisory board who are present complete the bureau.

27	Adjournment

The supervisory board has the right, prior to any ordinary, special or extraordinary shareholders’ meeting, to postpone or cancel the meeting. This is in addition to the legal right of the supervisory board to postpone any ordinary, special or extraordinary shareholders’ meeting for up to five weeks due to an announcement regarding a significant participation, and during the ordinary shareholders’ meeting to postpone for five weeks, the decision regarding the approval of the financial statements.

This adjournment of the decision regarding the approval of the financial statements puts an end to the deliberation and renders invalid the resolutions passed with regard to the financial statements, including the resolutions on the discharge of the members of the supervisory board and the auditors. However, it does neither affect the deliberation nor the decisions in respect of resolutions having nothing to do with the financial statements.

All shareholders shall be called to attend the next meeting and admitted, provided that they have completed the formalities laid down in the articles of association, and this regardless of whether or not they attend the first meeting either in person or by proxy.

At the second meeting, the agenda of the initial meeting shall be dealt with in its entirety.

28	Number of Votes

Each share carries one vote.

29	Deliberation

The shareholders’ meeting cannot deliberate on items that are not mentioned in the agenda, unless all shareholders are present or represented at the meeting and they unanimously decide to deliberate on these items.

Galapagos NV | Articles of Association	Page 11 of 16

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The members of the supervisory board, and where applicable, the members of the management board, answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report or to the agenda items, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company or its board members are bound. The statutory auditors answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company, its board members or the statutory auditors are bound. In case several questions relate to the same subject matter, the board members and the statutory auditors may respond in one answer. As soon as the convening notice is published, the shareholders may ask their questions in writing, which will be answered during the meeting by the board members or the statutory auditors, as the case may be, insofar such shareholders have complied with the formalities to be admitted to the meeting. The questions may also be directed to the company by electronic way via the address that is mentioned in the convening notice for the shareholders’ meeting. The company needs to receive these written questions ultimately on the sixth day before the meeting.

Except when otherwise provided for by legal provisions or by the articles of association, the resolutions are taken by simple majority of the votes cast, irrespective of the number of shares represented at the meeting.

If for a resolution pertaining to an appointment no candidate obtains the absolute majority of the votes cast, a new vote will be organized between the two candidates who obtained the most votes. If such new vote results in a tie, the elder candidate is elected.

The votes cast during the meeting are taken by raising hands or by calling off names, unless the shareholders’ meeting decides otherwise by simple majority of the votes cast.

A change of the articles of association can only be validly deliberated and resolved by an extraordinary shareholders’ meeting in the presence of a notary and in compliance with applicable law.

30	Minutes

The minutes of the shareholders’ meeting are signed by the members of the bureau and by the shareholders who ask to do so. The attendance list, and as the case may be, reports, proxies and/or written votes shall remain attached to the minutes.

Except when otherwise provided for by law, extracts to be submitted in legal proceedings or otherwise, are to be signed by one or more members of the supervisory board.

The minutes shall mention, for every resolution, the number of shares for which valid votes are cast, the percentage of the capital that these shares represent, the total number of votes validly cast, and the number of votes cast in favor or against each resolution, as well as the number of abstentions, if any. In the minutes of the shareholders’ meetings with possibility of remote attendance (if this possibility is offered) the technical problems and incidents (if any) that have hindered or disturbed the participation by electronic means, shall be mentioned. This information will be published by the company on its website, within 15 days as from the shareholders’ meeting.

Title V – Annual Accounts – Distribution of Profits

31	Annual Accounts

The financial year commences on the first of January and ends on the thirty first of December of each calendar year.

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Free translation from Dutch For information purposes only

At the end of each financial year the supervisory board draws up an inventory as well as the annual accounts. To the extent required by law, the members of the supervisory board also draw up a report in which they account for their management.

This report contains a comment on the annual accounts in which a true overview is given of the operations and of the position of the company, as well as other information required by applicable law.

32	Approval of the Annual Accounts

The annual shareholders’ meeting takes note of, as the case may be, the annual report and the report of the statutory auditor(s) and resolves on the approval of the annual accounts.

After approval of the annual accounts, the shareholders’ meeting resolves, by separate vote, on the release from liability of the members of the supervisory board and, as the case may be, of the statutory auditor(s). This release from liability is only valid if the annual accounts do not contain omissions or false statements which cover up the true situation of the company, and, with respect to acts in violation of the articles of association, only if these acts are specifically pointed out in the convening notice.

The supervisory board ensures that the annual accounts and, as the case may be, the annual report and other documents required by applicable law are filed with the National Bank of Belgium within 30 days after the approval of the annual accounts.

33	Distribution

Each year an amount of five percent of the net profits mentioned in the annual accounts is allocated to constitute a legal reserve; such allocation ceases to be mandatory once the legal reserve amounts to one tenth of the capital.

Upon a motion of the supervisory board, the shareholders’ meeting resolves with simple majority of the votes cast on the destination of the balance of the net profits, subject to the provisions of the Code of Companies and Associations.

34	Dividend Payments

The payment of dividends occurs at the date and place determined by the supervisory board.

Subject to the provisions of the Code of Companies and Associations, the supervisory board may distribute interim dividends out of the current financial year’s results or out of the profit of the previous financial year as long as the financial statements of that financial year have not yet been approved.

Title VI – Dissolution – Winding-Up

35	Early Dissolution

When, as a result of losses incurred, the net assets have decreased to a level of less than half of the capital, the members of the supervisory board must submit a motion on the dissolution of the company and, as the case may be, other measures to the shareholders’ meeting, who will deliberate in accordance with applicable law.

When the net assets, as a result of losses incurred, have decreased to a level of less than one fourth of the capital, a resolution to dissolve the company can be taken by one fourth of the votes cast at the shareholders’ meeting, whereby abstentions are not included in the numerator nor in the denominator.

When the net assets have decreased to a level of less than the legal minimum amount, every party having an interest or the public prosecutor may petition the court to dissolve the company in accordance with applicable law. As the case may be the court may allow the company a period to regularize its situation.

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Free translation from Dutch For information purposes only

36	Dissolution

A motion to dissolve the company voluntarily can be resolved only by an extraordinary shareholders’ meeting and is subject to the applicable legal provisions.

After its winding-up, and until the closing of its liquidation, the company continues to exist by operation of law as a legal entity for the purposes of its liquidation.

37	Winding-Up

In case of winding-up of the company, for any reason or at any time whatsoever, the winding-up is performed by liquidators appointed by the shareholders’ meeting, and absent such appointment, the winding-up is performed by the supervisory board acting in capacity of winding-up committee.

Except if otherwise resolved, the liquidators act jointly. To this effect, the liquidators have the most extensive powers in accordance with applicable law, subject to restrictions imposed by the shareholders’ meeting.

The shareholders’ meeting determines the compensation of the liquidators and their powers.

38	Apportionment

Following settlement of all debts, charges and costs of the liquidation, the net assets are first used to pay back, in cash or in kind, the fully paid-up and not yet paid back amount of the shares.

The balance, as the case may be, is divided in equal parts among all shares. The profit sharing certificates are not entitled to a part of the liquidation balance.

If the net proceeds are not sufficient to pay back all shares, the liquidators will first pay back these shares that are paid-up to a higher extent until they are at a level equal to the shares that are paid-up to a lesser extent, or they call for an additional paying-up of capital for the latter shares.

Title VII – General Provisions

39	Election of Domicile

Each member of the supervisory board, member of the management board, person entrusted with the day-to-day management of the company and liquidator having its official residence abroad, elects domicile for the duration of his mandate at the office of the company, where writs of summons and notifications concerning company matters and the responsibility for its management can be validly made, with the exception of the notices to be made pursuant to these articles of association.

The holders of registered shares are obliged to notify the company of every change in domicile. Absent such notification, they are deemed to have elected domicile at their previous domicile.

40	Legal Provisions Incorporated in these Articles of Association

The provisions of these articles of association that literally set forth the contents of the provisions of the Code of Companies and Associations, are mentioned for information purposes only and do not acquire thereby the character of statutory provision (“statutaire bepaling”).

41	Applicable Law

For all matters that are not expressly regulated in these articles of association, or for the legal provisions from which would not be validly deviated in these articles of association, the provisions of the Code of Companies and Associations and the other provisions of Belgian law apply.

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Free translation from Dutch For information purposes only

42	Indemnification

To the extent permitted by law, the company will be permitted to indemnify its members of the supervisory board, members of the management board, employees and representatives for all damages they may be due, as the case may be, to third parties as a result of breach of their obligations towards the company, managerial mistakes and violations of the Code of Companies and Associations, with the exclusion of damages that are due as a result of gross or intentional misconduct.

Temporary provisions of the articles of association

Authorized capital

The supervisory board has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law and without prejudice to the specific authorization for specific circumstances granted by the extraordinary shareholders’ meeting of 25 April 2017 as mentioned in the section “Use of authorized capital in specific circumstances” of the articles of association of the company, the supervisory board can increase the subscribed capital of the company in one or several times with an amount of up to EUR 67,022,402.04, i.e. 20 percent of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the supervisory board cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a subscription rights plan for the company’s or its subsidiaries’ personnel, members of the supervisory board, members of the management board and/or independent consultants), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned subscription rights plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), subscription rights can be exercised before the third anniversary of their award, even if the beneficiary of such subscription right is a member of the supervisory board, a member of the management board or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the supervisory board may, in the company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the company or its subsidiaries.

The supervisory board can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the supervisory board decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The supervisory board is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.

Use of authorized capital in specific circumstances

The supervisory board has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

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Free translation from Dutch For information purposes only

Without prejudice to more restrictive rules set forth by law, but also without prejudice to any other less restrictive authorizations granted by the extraordinary shareholders’ meeting of 25 April 2017, the supervisory board can increase the subscribed capital of the company in one or several times with an amount up to EUR 82,561,764.93, i.e. 33 percent of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization, upon a resolution of the supervisory board that all independent members of the supervisory board (within the meaning of the Code of Companies and Associations juncto the relevant principles of the Corporate Governance Code 2020) approved and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the company, whereby “transaction” is defined as an acquisition (in shares and/or cash), a corporate partnership, or an in-licensing deal, (ii) the issue of subscription rights in connection with company’s remuneration policy for its and its subsidiaries’ employees, members of the supervisory board, members of the management board and independent advisors, (iii) the financing of the company’s research and development programs or (iv) the strengthening of the company’s cash position. In accordance with applicable law, the supervisory board cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares. The maximum amount with which the subscribed capital can be increased in the framework of the authorized capital as mentioned in this temporary provision of the articles of association, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the preceding temporary provision of the articles of association (if any).

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a subscription rights plan for the company’s or its subsidiaries’ personnel, members of the supervisory board, members of the management board and/or independent consultants), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned subscription rights plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease), subscription rights can be exercised before the third anniversary of their award, even if the beneficiary of such subscription rights is a member of the Supervisory Board, a member of the Management Board or a person entrusted with the day-to-day management.

When increasing the subscribed capital within the limits of the authorized capital, the supervisory board may, in the company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the company or its subsidiaries.

The supervisory board can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the supervisory board decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

The supervisory board is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.

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